Room 4561

								February 8, 2006

Mr. Jeffery W. Yabuki
President & Chief Executive Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

Re:	Fiserv Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 25, 2005
		File No. 000-14948

Dear Mr. Yabuki:

      We have reviewed the above referenced filings and your letter dated February 6, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the year ended December 31, 2004

Consolidated Statements of Income, page 2
1. We have read your responses to prior comment numbers 1 and 3. We do not believe that revising your income statement classifications prospectively beginning with your first quarter of fiscal 2006 is appropriate. Rather, we believe that the income statements for each year presented within your 2005 Form 10-K should comply with Rule 5-
03 of Regulation S-X. In addition, you should also include your proposed supplemental cash flow disclosures related to discontinued operations on the face of your statements of cash flows for each year presented.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Chauncey Martin, Staff Accountant, at (202)
551-
3441 or Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551- 3489.

      Sincerely,



      Brad Skinner
      Accounting Branch Chief

Mr. Jeffery W. Yabuki
Fiserv, Inc.
February 8, 2006
Page 2